SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Kaixin Auto Holdings (Full name of registrant)
CM Seven Star Acquisition Corporation (Former name if applicable) 5/F, North Wing 18 Jiuxianqiao North Road Chaoyang District
(Address of principal executive office) Beijing 100016 People’s Republic of China
(City, state and zip code)

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Kaixin Auto Holdings (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the “Form 10-Q”) by May 10, 2019, the original prescribed due date for such filing. As previously announced in in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019, the Company on April 30, 2019 completed its previously announced business combination (the “Business Combination”) pursuant to which it acquired of all of the issued and outstanding shares of Kaixin Auto Group. The Form 10-Q will be the Company’s first periodic filing since the completion of the Business Combination. Accordingly, the Company needs additional time to complete certain disclosures and analyses to be included in the Form 10-Q. The Company is therefore unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

The Company’s expectation regarding the timing of the filing of its Form 10-Q and the Company’s belief with respect to anticipated changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file its Form 10-Q in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Thomas Jintao Ren	+86 (10) 8448 1818
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes          ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes          ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kaixin Auto Holdings

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 8, 2019	By:	/s/ Thomas Jintao Ren
Thomas Jintao Ren Chief Financial Officer